SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 6-K/A


                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2004

                                 LANOPTICS LTD.
                 (Translation of registrant's name into English)

                                1 Hatamar Street
                                   P.O.B. 527
                                  Yokneam 20692
                                     ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: August 24, 2004

                EZchip Introduces Two New Low-cost Members of its
                          NP-2 Network Processor Family

   A 10-GIGABIT VERSION WITHOUT A TRAFFIC MANAGER AND A 5-GIGABIT VERSION WITH
                               A TRAFFIC MANAGER

     San Jose, Calif. - August 24, 2004 - EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ:LNOP), a fabless semiconductor company providing high-speed network processors, is disclosing details of two new low-cost members to its previously-announced NP-2 family of network processors. The NP-2/5 is a duplex 5-Gigabit network processor with two integrated traffic managers to be used in 5-Gigabit applications. The NP-2/10L is a duplex 10-Gigabit network processor aimed at 10-Gigabit applications using optional external traffic managers. Both NP-2 devices integrate a full-duplex network processor, classification engines, ten 1-Gigabit and one 10-Gigabit Ethernet MACs and two SPI4.2 interfaces with up to 192 channels. The NP-2/5 also features two integrated traffic managers for ingress and egress priority queuing and bandwidth guarantees.

     Both these models provide the lowest system cost and power for high-density Metro Ethernet and Ethernet over SONET/SDH applications and are offered in addition to the previously announced duplex 10-Gigabit NP-2 with two integrated traffic managers. Sampling for all the announced NP-2 devices is slated for the fourth quarter of 2004, using TSMC 0.13 micron process. The NP-2/5 and NP-2/10L are priced at $445.

     The NP-2 family is based on the proven architecture of the popular NP-1c, using the same simple programming model, and is software compatible to the NP-1c. All NP-2 models are software and pin compatible to enable customers to build their line cards once and offer them at different configurations and price points using the different NP-2 models.

     "EZchip already offers the leading 10 Gbps network processors, but not everyone needs 10 Gbps today," noted Linley Gwennap, principal analyst of The Linley Group. "The new NP-2 devices enable EZchip to pursue more price-sensitive OC-48 and multiple-GigE applications, thus increasing the company's total available market significantly."

     "The additional NP-2 models are provided in response to our large customers' demand to use our technology in more applications within their own product portfolio," said Eli Fruchter, President and CEO of EZchip. "We will continue to add new members to the NP-2 family to address more applications and increase our total available market including a 20-Gigabit, single-chip, full-duplex device that will further increase the level of integration and reduce system chip count, power and cost."

                                   -- more --

ABOUT THE NP-2 NETWORK PROCESSOR FAMILY

     The NP-2 is a highly integrated network processor family featuring 5-Gigabit and 10-Gigabit full-duplex processing in a single-chip. The NP-2 integrates several functions that would normally be found in separate chips:
7-Layer packet processing, classification search engines, two traffic managers for ingress and egress traffic management, ten 1-Gigabit and one 10-Gigabit Ethernet MACs and two duplex SPI4.2 interfaces. The NP-2 uses commodity DRAM for all its lookup tables, frame memory and traffic management control to minimize system cost and power dissipation. For maximum flexibility a choice of DRAM technologies are supported: SDRAM DDR-II, FCRAM-II and RLDRAM-II.


     Integrated classification search engines eliminate the need for expensive and power-hungry CAMs or even SRAMs. All types of look-up and classification tables are stored in low-cost low-power DRAM and provide large headroom for application scaling. Two traffic managers provide advanced Quality of Service by supporting DiffServ and IntServ services and a wide variety of mechanisms including: per-flow metering, policing and shaping, WRED congestion avoidance, as well as priority or WFQ hierarchical scheduling. For accurate bandwidth control, a separate traffic manager is provided for both the ingress and egress traffic flows enabling traffic shaping and scheduling after processing has been completed, and prior to transmission to the network ports or switch fabric. Each of the traffic managers with its associated memory chips can be bypassed in applications that use external traffic managers.

     The on-chip MACs provide direct connection to ten 1-Gigabit and one 10-Gigabit Ethernet ports eliminating the need for external MACs. The two SPI4.2 interfaces can bypass the integrated MACs and provide flexibility to connect to switch fabrics and Ethernet or SONET/SDH framers. Up to 192 channels are available supporting virtual concatenation and hitless bandwidth allocation through the Link Capacity Adjustment Scheme (LCAS).

AVAILABILITY AND PRICING


     The NP-2/5 and NP-2/10L are scheduled to sample in Q4 2004 and priced at $445 in quantities.


ABOUT EZCHIP TECHNOLOGIES

     EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ: LNOP) is a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone. For more information on EZchip, visit our web site at http://www.ezchip.com.

     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2004 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

EZchip Contact:
Daureen Green
EZCHIP TECHNOLOGIES, ISRAEL
++972-4-959-6677
dgreen@ezchip.com

                                       ###